Exhibit 4.15

First Amendment Agreement to the Share Purchase Agreement

THIS AMENDMENT TO THE SHARE PURCHASE AGREEMENT DATED 26 AUGUST 2013 IS MADE BETWEEN:

(1)	KONINKLIJKE KPN N.V., a stock corporation organised under the laws of the Netherlands, incorporated in the Netherlands, with its corporate seat in The Hague, the Netherlands ("Royal KPN"),

and

(2)	TELEFÓNICA, S.A., a limited liability company with registered office at Gran Via 28, 28013, Madrid, Spain ("Telefónica"),

and

(3)	TELEFÓNICA DEUTSCHLAND HOLDING AG, a stock corporation organised under the laws of the Federal Republic of Germany, incorporated in Germany, with its corporate seat in Munich ("O2"),

each a "Party" and together the "Parties",

WHEREAS:

(A)
On 23 July 2013, the Parties have entered into a Share Purchase Agreement regarding the E-Plus Participation, notarized before the Munich notary public Dr. Michael Bohrer with notarial deed no. 2680/2013 (the "SPA"). Reference is herewith made to the aforementioned deed, the original of which was available for inspection prior to and during the notarization. The Parties are familiar with the content of the SPA and have waived their right to have it again read aloud and officially attached to this deed.

(B)
Pursuant to Clause 5.3 of the SPA, the Parties have agreed that Telefónica shall buy from E-Plus Mobilfunk GmbH & Co. KG and Royal KPN shall procure that E-Plus Mobilfunk GmbH & Co. KG sells to Telefónica or any of its Subsidiaries shares in O2 representing 7.3% of O2’s share capital effective upon registration of the consummation of the capital increases pursuant to Clause 3.2.3(a) and (b) of the SPA, as the case may be, with O2’s commercial register at a total price of EUR 1.3 billion.

(C)
The Parties have now agreed to amend the SPA so that Telefónica shall buy from E-Plus Mobilfunk GmbH & Co. KG and Royal KPN shall procure that E-Plus Mobilfunk GmbH & Co. KG sells to Telefónica or any of its Subsidiaries shares in O2 representing 4.4% of O2’s share capital effective upon registration of the consummation of the capital increase pursuant to Clause 3.2.3(a) and (b), as the case may be, with O2’s commercial register. In addition, Telefónica shall enter into a call option agreement with E-Plus Mobilfunk GmbH & Co. KG and Royal KPN and Royal KPN enters, and shall procure that E-Plus

Mobilfunk GmbH & Co. KG enters, into such call option agreement with Telefónica by virtue of which E-Plus Mobilfunk GmbH & Co. KG shall grant a call option to Telefónica over a number of shares in O2 representing 2.9% of O2’s share capital effective upon registration of the consummation of the capital increases pursuant to Clause 3.2.3(a) and (b), as the case may be, with O2’s commercial register (in accordance with the Call Option Agreement defined below), for a certain exercise price. The consideration for the sale of shares of 4.4% of O2’s share capital and for granting to Telefónica the call option shall be EUR 1.3 billion.

(D)	The Parties intend to amend the SPA to reflect the changes mentioned above by entering into this agreement (the "First Amendment Agreement")

NOW, THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

1.	Change of Clause 3.3.2(a)

Clause 3.3.2(a) of the SPA shall be amended and replaced in its entirety and read as follows:

“3.3.2	Superior E-Plus Offer

(a)
If prior to 1 December 2013, Royal KPN has received a written bona fide unsolicited offer for the E-Plus Group (either through a share sale or a sale of all or substantially all of E-Plus Group's assets and business) made by a party which, in the reasonable and good faith opinion of the management and supervisory boards of Royal KPN, is a bona fide third party and which offer (after taking into account all legal, financial, regulatory and other relevant aspects of the offer, including likelihood of consummation) in the reasonable and good faith opinion of the management and supervisory boards of Royal KPN is a superior offer and which offer values the E-Plus Group at EUR 9,000,000,000 (nine billion euros) or more and commits to paying for the offer exclusively in (i) cash, (ii) liquid securities within the meaning of Section 5 of the German Takeover Regulation (WpÜG-Angebotsverordnung) which are of the same class of securities  listed on a regulated market within the European Economic Area or a comparable market outside the European Economic Area, or (iii) a combination thereof (the "Superior E-Plus Offer"), then Clauses (b) through (d) in this Clause 3.3.2 (the “Matching Right”) shall apply. If this does not result in Royal KPN’s management and supervisory boards being required pursuant to Clause 3.3.2(d) to recommend the Transaction to the shareholders, then they may withdraw their recommendation but not otherwise speak negatively of the Transaction, and Clause 6.1.2 (Royal KPN Break-up Fee) shall apply (the “Fiduciary Out”).”

2.	Change of Clause 5.3

Clause 5.3 of the SPA shall be amended and replaced in its entirety and read as follows:

“5.3         Sale of O2 Shares to Telefónica and call option

5.3.1   At Closing:

(i)   Telefónica shall buy from E-Plus Mobilfunk GmbH & Co. KG and Royal KPN shall procure that E-Plus Mobilfunk GmbH & Co. KG sells to Telefónica or any of its Subsidiaries shares in O2 representing 4.4% of O2’s share capital effective upon registration of the consummation of the capital increases pursuant to Clause 3.2.3(a) and (b), as the case may be, with O2’s commercial register. E-Plus Mobilfunk GmbH & Co. KG will hold the aforementioned 4.4% of O2’s share capital in trust and for the benefit of Telefónica for an interim period and will for the interim period not exercise its shareholder rights without prior consent of Telefónica so that economic ownership for tax purposes according to Section 39 General Tax Act (Abgabenordnung) will directly pass to Telefónica; and

(ii) Telefónica shall enter into a call option agreement with E-Plus Mobilfunk GmbH & Co. KG and Royal KPN and Royal KPN shall enter, and shall procure that E-Plus Mobilfunk GmbH & Co. KG enters, into such call option agreement with Telefónica attached to this First Amendment Agreement as Schedule 5.3.2 (the “Call Option Agreement”) by virtue of which E-Plus Mobilfunk GmbH & Co. KG shall grant a call option to Telefónica over a number of shares in O2 representing 2.9% of O2’s share capital effective upon registration of the consummation of the capital increases pursuant to Clause 3.2.3(a) and (b), as the case may be, with O2’s commercial register, for a certain exercise price, all the above as set forth in the Call Option Agreement.

5.3.2 The consideration for E-Plus Mobilfunk GmbH & Co. KG for the sale of the shares referred to in Clause 5.3.1(i) above and for granting to Telefónica the call option referred to in Clause 5.3.2(ii) above shall be EUR 1.3 billion.”

3.	Change of Schedule 1

Schedule 1 of the SPA shall be amended to include the following definitions:

“"Call Option Agreement" has the meaning set out in Clause 5.3.1(ii), as amended in the First Amendment Agreement, and

"First Amendment Agreement" shall mean the amendment agreement to the SPA”.

4.	Change of Schedule 5

Schedule 5 of the SPA shall be amended to include the following new items:

“Schedule 5 Closing

9a            Telefónica and E-Plus Mobilfunk GmbH & Co. KG, which Royal KPN shall procure, shall enter into a share sale and transfer agreement in accordance with Clause 5.3.1(i), as amended in the First Amendment Agreement.

9b            Telefónica, Royal KPN and E-Plus Mobilfunk GmbH & Co. KG, which Royal KPN shall procure, shall enter into the Call Option Agreement.”

5.	New Schedule 5.3.2

Schedule 1 to this First Amendment Agreement shall be inserted as new Schedule 5.3.2 to the SPA.

6.	Miscellaneous

6.1	Entire Agreement / Relation to SPA

This First Amendment Agreement and the further agreements to be entered into under this First Amendment Agreement contain the entire agreement between the Parties relating to the subject matter of this First Amendment Agreement. All provisions of the SPA shall be upheld and remain valid, unless explicitly otherwise stipulated in this First Amendment Agreement. All definitions used in the First Amendment Agreement shall have the meaning as given to in the SPA unless explicitly stated otherwise herein.

6.2
As to the Rules of Arbitration issued by Institution für Schiedsgerichtsbarkeit e.V. as of today reference is hereby made to the deed drawn by the notary Dr. Michael Bohrer as of 1 March 2013, notarial deed number 827/13, the certified copy of which was presented to the Parties and was inspected by them. The Parties know its content and waive their rights to have the deed read out again as well as to have the deed attached to this deed.

6.3	The costs of notarization of this First Amendment Agreement shall be borne by O2. Otherwise, Clauses 13 and 15 of the SPA shall apply mutatis mutandis to this First Amendment Agreement.

6.4	Certified copies of this deed shall be sent to
●	each Party
●	Finanzamt Körperschaften
●	Finanzamt Grunderwerbsteuer
●	each law firm mentioned in the Preamble.

This document and its Schedule 1 were read aloud by the notary.
This deed was approved by the Parties and signed by them and by the notary: